PAUL KAVANAUGH
DIRECT DIAL NO. (248) 205-2711
E-MAIL: PKAVANAUGH@STROBLPC.COM

JOHN SHARP
DIRECT DIAL NO. (248) 205-2747
E-MAIL: JSHARP@STROBLPC.COM

March 10, 2006

Securities and Exchange Commission
Mail Stop 3561
Washington DC 20549
Attn: John Reynolds, Assistant Director
Office of Emerging Growth Companies
Division of Corporation Finance

         Re:      Asia Automotive Acquisition Corporation
                  SEC File No. 333-127755

Ladies and Gentlemen:

         On behalf of Asia Automotive Acquisition Corporation (the "Registrant"), we are providing to the SEC Staff this cover letter, which addresses each comment in the SEC Staff letter dated March 6, 2006. For the Staff's convenience we are delivering three (3) courtesy copies of Amendment No. 4 to Form S-1 ("Amendment No. 4") to Mr. Duc Dang, marked to show changes from Amendment No. 3 to Form S-1 filed on February 21, 2006. For ease of reference, we set out each SEC Staff comment below, and then follow each comment with the Registrant's response:

                                     General

1. We note your response to comment two of our letter dated January 27, 2006. Please revise to disclose your response in the prospectus, as it is material to an investor's understanding of the possibilities of potential business combination arrangements. In addition, revise to explain the type of circumstances that would lead to a downward adjustment in the maximum amount of shares that may be redeemed. Lastly, add a risk factor.

Response:

1. The Registrant has revised Amendment No. 4 to disclose that it will not structure a business combination unless 19.99% of the public stockholders will be able to redeem their common stock for the business combination to go forward. Accordingly, we do not believe a risk factor is necessary.

                           Prospectus Summary, page 1

2. We reissue prior comment six of our letter dated January 27, 2006. The disclosure on page four continues to state that your existing stockholders will have redemption rights with respect to shares purchased by them in the offering or aftermarket. Please remove this disclosure since it contradicts the disclosure that they will vote all shares regardless of when acquired in accordance with the vote by the majority of the public shareholders.

Response:

2. The Registrant has revised Amendment No. 4 to remove the language that states its existing stockholders will have redemption rights with respect to shares purchased by them in the offering or aftermarket.

3. We note the additional language here and later in the document that you "do not intend to request any further extensions beyond the aforementioned 18 and 24-month periods (Emphasis ours.) The noted disclosure implies that an extension is possible. It is not clear to us how such extension would be achieved. Your Certificate of Incorporation states that "[t]he following provisions (A) through
(E) shall apply during the period commencing upon the filing of this Certificate of Incorporation and terminating upon the consummation of any `Business Combination, "and may not be amended prior to the consummation of any Business Combination" (emphasis ours .) Included as item (C) is affirmative disclosure that you would have to dissolve and liquidate within 60 days of the "termination date" which is 24 months after your initial public offering is consummated. Please advise if you are able to amend and modify the business combination procedures outlined in (A) through (E), and if your response is in the affirmative, please provide the basis for such assertion. Additionally, please disclose whether the company views the business combination procedures as stated in the Certificate of Incorporation and the prospectus as obligations to investors that the company will not propose to amend, or alternatively, if the company reserves the right to amend this provision and change the procedures, disclose the extent of that authority and the circumstances under which changes would or may be proposed.

Response:

3. The Registrant has revised Amendment No. 4 to clarify that the Registrant will not request any further extensions beyond the aforementioned 18 and 24-month periods. We also have disclosed in Amendment No. 4 that we will not amend or modify the business combination procedures outlined in our certificate of incorporation and that the Registrant views the business combination procedures and the prospectus as obligations to investors that the Registrant will not propose to amend.

                              Risk Factors, page 7

4. We reissue prior comment seven of our letter dated January 27, 2006. Please revise risk factor four to include the number of similarly structured blank check companies that are currently in the registration process.

Response:

4. The Registrant has updated risk factor four to include the number of similarly structured blank check companies that are currently in the registration process.

5. We note your response to comment 10 of our letter dated January 27, 2006. You have substantiated your belief that $780,000 will be enough to cover the cost of a business combination by analyzing "three blank check companies" in China and management's experience in "selecting partners". First, please revise to clarify the three companies are in your industry and acquired a company of a size comparable to your future trust proceeds. Second, please revise to explain how "selecting partners" is similar to searching for and effecting a business combination having done no research with a pool of money in a finite period of time.

Response:

5. The Registrant has revised the disclosure in Amendment No. 4 to state that the three companies analyzed in China are not in the Registrant's target industry but such companies are in the manufacturing business, are of a similar size and have a value that is comparable to our future trust proceeds. The Registrant has also deleted the term "selecting partners" from the disclosure in Amendment No. 4. As disclosed in Amendment No. 4, the Registrant's management has based their belief that $780,000 will be enough to cover the cost of a business combination by analyzing the three blank check companies referred to above and on their experience in the auto industry in Asia.

6. We note your response to comment 11 of our letter dated January 27, 2006. We continue to note the removal of the risk factor discussing the limits upon non-institutional investors participating in this offering due to state limitations. The disclosure of the states you offer the units in based on state registration or state exemption is material to investors who may purchase your units in this offering. These securities being offered in the registration statement are not a covered security. While Section 18(b) (4) (A) of the Securities Act does define securities resold under Section 4(1) as covered securities, this offering is a primary registration statement, not a resale pursuant to an exemption. Furthermore, there are those states that will require a notice filing. Investors in those states should be apprised of that requirement. Please revise to include the omitted disclosure both in this section and in the underwriting section or provide an analysis explaining why such disclosure is not material.

Response:

6. Consistent with our conversation of March 9, 2006, we will reinsert a risk factor, as well as corresponding disclosure in the Underwriting Section of Amendment No. 4, discussing the limited number of states in which the offering will be qualified for sale to the public. Such disclosure does not, however, as we agreed, include a discussion of blue sky compliance issues relating to secondary market trading of the Registrant's securities.

                                Dilution, Page 23


7. We note that your disclosure of the net tangible back value before the offering in the table at the bottom of page 24 appears to be incorrect. It appears that the amount should be $ (245,626) rather than $245,626. Please revise your disclosure accordingly.

Response:

7. The Registrant has revised the disclosure in Amendment No. 4 to change the amount to ($245,626).

                   Management Discussion and Analysis, Page 26

8. We note the additional disclosure of your belief that you will engage in a business combination with a company that has "a strong balance sheet." Considering the absence of effort to date to search for a target company, please remove the noted disclosure. Also, please explain your use of the term "strong balance sheet". Is that a condition in your search? Are you able to combine with underperforming companies? What about companies that have incurred losses in recent periods?

Response:

8. The Registrant has revised Amendment No. 4 to remove the disclosure that we will engage in a business combination with a company that has "a strong balance sheet." The Registrant has disclosed under "Selection of a target business and structuring of a business combination" the factors that it will consider in evaluating a prospective target business.

9. We note your response to comment 12 of our letter dated January 27, 2006. Please revise to explain if your disclosure implies that companies of similar size have identical cash requirements. If so, such implication should be substantiated in making your assertion that the trust proceeds will be enough to meet the needs of an operating company you have yet to identify.

Response:

9. The Registrant has revised the disclosure on page 27 of Amendment No. 4 to clarify that it believes it has sufficient funds to operate the business following the offering through the consummation of a business combination. We removed the language starting with "All those companies researched were of comparable size to 80% of our future net assets" through the end of the paragraph. We removed these disclosures because they are relevant to the issue of valuing a target business and this paragraph is intended to demonstrate solely that based on management's experience the $780,000 is sufficient for the Registrant to consummate a business combination.

                           Proposed Business, Page 28

10. Please provide a complete citation to the source of the information for each bulleted point. For example, please provide a citation that would allow investors to find this information, such as the name of the article and date of publication or a website address. Also, we note the references to internal assessment. If this is the internal assessment of management, please provide the basis for the internal assessment. We may have further comment.

Response:

10. The Registrant has revised Amendment No. 4 to provide complete citations for each bulleted point. The internal assessments of management have been clarified to provide the basis for such internal assessments.

11. We note your response to comment 14 of our letter dated January 27, 2006. Please revise the disclosure that "Asia Development Capital will systematically analyze all vehicle subsystems, which comprise an automotive vehicle to determine which target clients to pursue" into plain English so that ordinary reasonable investors are able to understand.

Response:

11. The Registrant has revised Amendment No. 4 to state that an automotive vehicle is comprised of various components or subsystems such as, among other things, steering, brakes, engine and safety. Management will analyze companies based on these components or subsystems to determine which targets to pursue in a business combination.

12. In conjunction with your response to comment 14 of our letter dated January 27, 2006, we note that Asia Development Capital will search "target clients" and may introduce such clients as part of its consulting activities. This disclosure conflicts with the last sentence on page 42 since management is affiliated with Asia Development Capital. Please revise to reconcile your disclosure. Additionally, it would appear that Asia Development Capital would be receiving compensation from their services if they are introducing clients, unless their clients do not compensate them. Please revise to disclose the substance and not the form of this arrangement.

Response:

12. The Registrant has reconciled the disclosure on page 29 of Amendment No. 4 with the disclosure in the last sentence on page 42 of Amendment No. 4 by stating that the Registrant will not acquire or merge with any entity in which our stockholders are beneficial or record stockholders. We confirm here and in Amendment No. 4 that Asia Development Capital is not receiving compensation of any kind from the Registrant or from any clients of Asia Development Capital for introductions to the Registrant or any other services rendered by Asia Development Capital to the Registrant.

                         Principal Stockholders, Page 43

13. We note your response to comment 17 of our letter dated January 27, 2006. The disclosure in this section should include beneficial ownership as of the date of this document. As such, it is not clear why the shares held by held by Asia Development Capital LLC is not allocated to the control persons. Please advise or revise accordingly.

Response:

13. We have revised the applicable footnote in the beneficial ownership table on page 43 of Amendment No. 4 to indicate the names and beneficial ownership of each member of Asia Development Capital LLC.

14. We note the three companies controlled by Mr. Packer. Please include Mr. Packer in the beneficial ownership table since he beneficially owns more than 5% of the common stock outstanding.

Response:

14. The Registrant has revised the beneficial ownership table on page 45 of Amendment No. 4 to include Mr. Packer.

15. Please revise the last line of the table to disclose the amount held by officers and directors as a group. This should not include principal stockholders unless they are affiliated with the officers and directors. If they are affiliated, the nature of the affiliation should be disclosed in the footnote. We may have further comment.

Response:

15. The Registrant has revised the last line of the table to disclose the amount held by officers and directors as a group. None of the principal stockholders are affiliated with any of the officers or directors of the Registrant.

16. We note the disclosure at the top of page 45 that the warrant purchases will be made through a registered broker-dealer that is not affiliated with the company or part of the underwriting or selling group. Clarify, if true, that this means Rodman & Renshaw will not be the brokers in the warrant purchase transactions. Also, clarify, if true, that there will be no side or other agreements that would allow Rodman & Renshaw to have any influence over the offering.

Response:

16. The Registrant has clarified in Amendment No. 4 that Rodman & Renshaw will not be the broker in the warrant purchase transactions and there are no, and will not be, side or other agreements that would allow Rodman & Renshaw to have any influence over the warrant purchases.

17. We note your additional disclosure regarding the additional parties that will be participating in the warrant purchases in the market and that the designees are able to fulfill the warrant purchase requirements. Please revise to explain how the confidence of the "designees" would be relevant to investors in this offering.

Response:

17. The Registrant has revised Amendment No. 4 to delete the word "designees" from this sentence in Amendment No. 4.

                          Certain Transactions, page 45

18. Please revise to disclose the various Globis entities' relationship with your other existing shareholders. Also, revise to document to discuss when the shares were transferred to the named entities and the reason for transferring the shares to those entities and their role in your business. Clarify whether these individuals purchased the shares or were gifted the shares.

Response:

18. The Registrant has revised Amendment No. 4 to disclose that none of the Globis entities have any relationship with the other existing shareholders, the shares were transferred to each of the Globis entities on February 8, 2006 pursuant to various letter agreements (which are attached as exhibits to Amendment No. 4) and the shares were purchased by each of the Globis entities for $.025 per share. We also disclosed in Amendment No. 4 that the Globis entities have no role in the business of the Registrant and the reason for transferring the shares to the Globis entities and other individual stockholders was to expand the existing ownership of the Registrant beyond the members of management and because the Globis entities and these individuals have committed to purchase warrants.

                    Exhibit 4.4 Form of Unit Purchase Option

19. We note your response to prior comment 20. It appears that the exercise price of the UPO incorrectly states in Section I of the filed agreement as $6.65 rather than $10.00.

Please file a revised form of Unit Purchase Option agreement that includes all of the material terms of the proposed UPO.

Response:

19. The form of Unit Purchase Option has been revised to reflect that the exercise price of the UPO is $10.00 rather than $6.65 and refiled the Unit Purchase Option as an exhibit to Amendment No. 4.


If the Staff has any future questions or issues, please do not hesitate to contact the undersigned at (248) 205-2711 or, in my absence, John Sharp at (248) 205-2747.


Sincerely,

/s/ Paul M. Kavanaugh
---------------------------------------
Paul M. Kavanaugh



Cc: Duc Dang
Carlton Tartar
Rudy Wilson